Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Share Dividends

The following table sets forth our ratio of earnings to combined fixed charges and preferred share dividends for the periods shown (in thousands, except ratio amount):

	Six Months Ended June 30, 2014	Year Ended December 31,
		2013	2012	2011	2010
Income (loss) before income taxes	$22,586	$46,973	$27,915	$9,154	$(1,257)

Add:
Interest expense (including amortization of capitalized interest)	13,514	25,780	20,976	12,868	2,344
Portion of rental expense representing interest	567	1,102	349	40	8

Total earnings	$36,667	$73,855	$49,240	$22,062	$1,095

Fixed charges and preferred share dividends:
Interest expense (including capitalized interest)	$13,514	$25,780	$20,976	$12,868	$2,344
Portion of rental expense representing interest	567	1,102	349	40	8
Preferred share dividends	4,844	9,688	4,413	—	—

Total fixed charges and preferred share dividends	$18,925	$36,570	$25,738	$12,908	$2,352

Ratio of earnings to combined fixed charges and preferred share dividends	1.9	2.0	1.9	1.7	(a	)

(a)	Earnings did not cover fixed charges and preferred share dividends by $1,257.

On July 17, 2012, we issued 5,000,000 of our 7.75% Series A Cumulative Redeemable Preferred Shares and accordingly preferred share dividends from that date through June 30, 2014 are included in the calculation of ratio of earnings to combined fixed charges and preferred share dividends. For the years ended December 31, 2011 and 2010, we had no outstanding preferred shares, and therefore, there were no preferred share dividends included in the calculations of earnings to combined fixed charges and preferred share dividends for these periods.